Exhibit 99.7

Disclosure of Transactions in Own Shares

Paris, January 23, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from January 16 to January 20, 2023:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16/01/2023	357,064	59.889193	21,384,274.81	XPAR
16/01/2023	140,000	59.915554	8,388,177.56	CEUX
16/01/2023	25,000	59.943848	1,498,596.20	TQEX
16/01/2023	15,000	59.953219	899,298.29	AQEU
17/01/2023	351,522	59.237557	20,823,304.51	XPAR
17/01/2023	150,000	59.234959	8,885,243.85	CEUX
17/01/2023	25,000	59.241293	1,481,032.33	TQEX
17/01/2023	15,000	59.253327	888,799.91	AQEU
18/01/2023	346,619	59.797431	20,726,925.74	XPAR
18/01/2023	150,000	59.810865	8,971,629.75	CEUX
18/01/2023	25,000	59.799085	1,494,977.13	TQEX
18/01/2023	15,000	59.780034	896,700.51	AQEU
19/01/2023	365,076	58.463725	21,343,702.87	XPAR
19/01/2023	150,000	58.465898	8,769,884.70	CEUX
19/01/2023	25,000	58.486472	1,462,161.80	TQEX
19/01/2023	10,000	58.568419	585,684.19	AQEU
20/01/2023	355,282	59.026739	20,971,137.89	XPAR
20/01/2023	140,411	59.053210	8,291,720.27	CEUX
20/01/2023	29,110	59.045663	1,718,819.25	TQEX
20/01/2023	19,426	59.050351	1,147,112.12	AQEU
Total	2,709,510	59.283481	160,629,183.65

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com